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SEC FILE NUMER
8- 70370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Pacific Securities US Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19 W 26th St. 4th Floor Suite 401
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	(561) 420-0842	hspindel@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Zhengzhe Qu</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Global Pacific Securities US Inc.</u> as of <u>09/30/25</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

<u>*Zhengzhe Qu*</u>
Signature

<u>CEO President</u>
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Global Pacific Securities US Inc.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
September 30, 2025

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Global Pacific Securities US, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Pacific Securities US, Inc. (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Global Pacific Securities US, Inc's auditor since 2021.

New York, NY

December 24, 2025

Global Pacific Securities US Inc.

Statement of Financial Condition
September 30, 2025

Assets		
Cash	$	277,008
Receivable from clearing broker		163,763
Other assets		4,308
Fixed assets, net		672
Prepaid expenses		8,333
Total assets	$	454,084
Liabilities and Stockholder's Equity		
Liabilities		
Taxes payable	$	27,092
Accounts payable and accrued expenses		16,653
Total liabilities		43,745
Stockholder's Equity		
Common stock, no par value, 200 shares		-
Additional paid-in capital		208,181
Retained Earnings		202,158
Total stockholder's equity		410,339
Total liabilities and stockholder's equity	$	454,084

The accompanying notes are an integral part of this financial statement.

Global Pacific Securities US Inc.

Notes to Financial Statement
September 30, 2025

1.   Organization

Global Pacific Securities US Inc. (the "Company") is a New York Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company provides equity execution, bond execution, underwriting and private placement services to its clients.

2.   Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker

As of September 30, 2025, amounts receivable from the clearing broker consisted of deposits of $ 104,051.

Income Taxes

The Company is a C-Corporation incorporated in the State of New York. The Company evaluates its tax positions under the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740. As of September 30, 2025, no unrecognized tax benefits were required to be recorded.

2.   **Summary of Significant Accounting Policies (continued)**

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") ASU 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal and state jurisdictions. The amendments also discontinue certain other disclosure requirements. The amended guidance is effective for the Company on October 1, 2025, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of ASU 2023-09 on its financial statements and related disclosures.

Allowance for Credit Losses

The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") which provides guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") that is based on expected losses rather than incurred losses. Under this guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities.

3   **Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of at least $50,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of approximately $397,000 which exceeded required net capital of $50,000 by approximately $347,000, and a total aggregate indebtedness of approximately $43,000. The Company's aggregate indebtedness to net capital ratio was approximately .11 to 1 at September 30, 2025.

All customer transactions are cleared though other broker-dealers on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate their securities.

3   Regulatory Requirements (continued)

The Company and its registered representatives, in the ordinary course of business, are subject to various examinations, and scrutiny by regulatory authorities. In the opinion of management, none of these factors are expected to have a material adverse effect on the Company.

4.   Concentrations of Risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In the normal course of business, all of the Company's securities transactions, related money balances, and security positions are transacted with the Company's clearing broker. The Company is subject to credit risk to the extent the broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

At various times throughout the fiscal year the Company maintained cash positions with a financial institution and is therefore subject to credit risk at that financial institution. The Company has not experienced any losses in such accounts and management believes that the associated credit risk is not significant.

5.   Related Parties

The Company has entered into two lease agreements with an affiliate, one for the period October 1, 2024 to March 31,2025, the second for the period April1, 2025 to October 31, 2025. The monthly rent for both agreements is $4,000.

6.   Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the Company's President. The net income or loss is used by the CODM to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

7.   **Subsequent Events**

Management of the Company has evaluated all events and transactions that have occurred subsequent to the date through the date the financial statements were issued. Management determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements and notes to financial statements.